December 13, 2007
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	The Lubrizol Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-K/A for fiscal year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007,
June 30, 2007 and September 30, 2007
File No. 1-5263
Dear Mr. Hartz:
This letter sets forth the response of The Lubrizol Corporation (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filings. These comments were transmitted to the Company by letter dated November 30, 2007. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment, as highlighted in bold text.
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006
General
1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.
Response:
As requested in your letter, we have provided additional disclosures when necessary in this response and all revisions will be included in our future filings, including our interim filings where appropriate.

Risk Factors, page 15
2.	Disclosure states that “The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business.” Please remove this language in future filings, because Lubrizol is required to disclose all risks that it believes are material at this time.
Response:
We have disclosed in previous filings with the Securities and Exchange Commission (the “Commission”) all risks that we believe are material at the time of the filing. We will remove from future filings the language “The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business.”
Operating Activities, page 44
3.	Disclosures state that:
•	Lubrizol manages its levels of inventories and accounts receivable on the basis of average days sales in inventory and average days sales in receivables.

•	Lubrizol improved its days outstanding in accounts receivable and days in inventory.
In future filings, please consider providing appropriate quantitative data as part of the narrative presentation relating to operating activities.
Response:
We will revise our disclosures in future filings, as appropriate, when referring to days outstanding in receivables and days in inventory, to include comparative quantitative disclosures such as average days sales in inventory and average days sales in receivables, relating to operating activities.
Financial Statements
Note 13 — Pension, Profit Sharing and Other Postretirement Benefit Plans, page 89
4.	You indicate that you lowered the expected long-term rate of return assumption for US pension plans 25 basis points to 8.25%. You also indicate that non-US plans have a slightly higher allocation of debt securities than the US Plans. Please provide us with your US and non-US benefit obligation, funded status and net periodic pension costs. Tell us whether your US plans and non-

US plans use similar assumptions. In the context of paragraph 7 of SFAS 132R, explain and provide support for your combined treatment.
Response:
The following table shows the projected benefit obligation and funded status for our U.S. and non-U.S. pension plans at December 31, 2006:

In Millions of Dollars	U.S. plans	Non-U.S. plans	Total
Projected benefit obligation	$390.2	$320.8	$711.0
Funded status	$(120.7)	$(119.0)	$(239.7)
The following table shows the net periodic pension cost for our U.S. and non-U.S. plans for the year ended December 31, 2006:

In Millions of Dollars	U.S. plans	Non-U.S. plans	Combined
Service cost — benefits earned during period	$19.5	$12.2	$31.7
Interest cost on projected benefit obligation	20.8	14.1	34.9
Expected return on plan assets	(18.2)	(10.1)	(28.3)
Amortization of prior service costs	1.8	0.7	2.5
Amortization of initial net obligation	—	0.7	0.7
Recognized net actuarial loss	3.5	5.0	8.5
Settlement / curtailment loss (gain)	3.6	(0.7)	2.9

Net periodic pension cost	$31.0	$21.9	$52.9

The following table shows the weighted-average assumptions used to determine the benefit obligation at December 31, 2006 and the net periodic benefit cost for the year ended December 31, 2006 for the U.S. and non-U.S. pension plans:

	U.S. plans	Non-U.S. plans	Combined
The weighted-average assumptions used to determine benefit obligations at December 31, 2006:
Discount rate	6.25%	4.89%	5.63%
Rate of compensation increase	4.29%	3.63%	3.99%

The weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2006:
Discount rate	5.75%	4.63%	5.25%
Expected long-term return on plan assets	8.25%	6.37%	7.48%
Rate of compensation increase	4.32%	3.41%	3.92%
The assumptions used for our U.S. and non-U.S. pension plans are not significantly different. We disclose the weighted-average assumptions for all pension plans and, in some instances, we disclose the weighted-average assumptions for the more significant U.S. pension plans. For example, the weighted-average expected return on assets of 8.25% used to determine 2006 net periodic benefit cost for the U.S. pension plans is disclosed on page 89 of the annual report on Form 10-K/A for the year ended December 31, 2006. In addition, the weighted-average discount rate of 6.25% used to determine the pension benefit obligation at December 31, 2006 for the more significant U.S. pension plans is disclosed on page 48 of the annual report on Form 10-K/A for the year ended December 31, 2006.
The projected benefit obligation for our U.S. plans represented 55% of the total projected benefit obligation at December 31, 2006. Of the total pension plan assets, 57% related to our U.S. pension plans. In addition, our U.S. pension plans accounted for 59% of the total net periodic pension cost recognized in the consolidated statement of income for the year ended December 31, 2006.
While we have disclosed some of the key assumptions of our more significant U.S. pension plans to assist the financial statement user in making comparisons to the overall weighted-average assumptions, we believe that our disclosures can be enhanced on a go-forward basis by disaggregating our U.S. pension plan and non-U.S. pension plan disclosures. Accordingly, beginning with our annual report on Form 10-K for the year ended December 31, 2007, we will disaggregate the tabular disclosures for our U.S. and non-U.S. pension plans for all periods presented.

* * * * *
In connection with our response to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please feel free to contact me directly at (440) 347-5772.

/s/ W. Scott Emerick

W. Scott Emerick
Chief Accounting Officer and Duly Authorized
Signatory of The Lubrizol Corporation